December 12, 2019

Govinda Giri
Chief Executive Officer
Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

       Re: Sagoon Inc.
           Offering Statement on Form 1-A
           Filed November 26, 2019
           File No. 024-11120

Dear Mr. Giri:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 22

1. During the years ended December 31, 2018 and 2017, you had operating expenses of
      $1.97 million and $1.93 million, respectively. For the six months ended June 30, 2019, you had operating expenses of $487,624. Please discuss the nature of the general and administrative expenses, sales and marketing expenses, and the research and development expenses you incurred. Clarify whether you have any material agreements for research and development.
Plan of Operations, page 23

2. You state that you believe you may reach profitability within three years "based on projections." For context, please disclose the assumptions on which such belief is based.
      In this regard, you should provide quantitative or qualitative disclosure that addresses the
 Govinda Giri
Sagoon Inc.
December 12, 2019
Page 2
       underlying projections that are referenced.
General

3. You state that your platform has been used by more than 3,000,000 people across the globe; hundreds of thousands of people visit your site on a monthly basis; and the number of users of your services has increased by approximately 400% between 2016 and 2019.
       Please clarify the extent to which you have had success in attracting more users to your platform by providing this data for each period presented, as opposed to providing it on an aggregate basis. Disclose whether you are able to distinguish unique users of your platform, and if not, address the risk that such limitation poses to your business. Also, to the extent there is a measure of user activity that you consider in managing your business
       (e.g., average monthly active users), please provide such information for each period presented.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to continue to file periodic and current reports, including a Form 1-
K that will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6516 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameGovinda Giri
                                                             Division of
Corporation Finance
Comapany NameSagoon Inc.
                                                             Office of
Technology
December 12, 2019 Page 2
cc:       Jamie Ostrow
FirstName LastName